SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number: 0-29554

ICOS VISION SYSTEMS CORPORATION NV

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-            )

Exhibit 1	Unaudited Consolidated Financial Statements of ICOS Vision Systems Corporation NV at June 30, 2005, and for the three and six month periods ended June 30, 2005 and 2004.

This Form 6-K is hereby filed and incorporated by reference in ICOS Vision Systems Corporation NV’s Registration Statements on Form F-3 (File No. 333-97551) and Form S-8 (File No. 333- 106013).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION NV

Date: October 11, 2005	By:	/s/ Antoon DeProft
	Name:	Antoon DeProft
	Title:	President

Exhibit 1

ICOS VISION SYSTEMS CORPORATION NV

INDEX

Item 1. Unaudited Consolidated Balance Sheet as of June 30, 2005 and Audited Consolidated Balance Sheet as of December 31, 2004

Item 2. Unaudited Consolidated Statements of Income (Loss) for the three month period ended June 30, 2005 and June 30, 2004, and for the six month period ended June 30, 2005 and June 30, 2004

Item 3. Unaudited Consolidated Statements of Cash Flows for the six month period ended June 30, 2005 and June 30, 2004

Item 4. Unaudited Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the six month period ended June 30, 2005.

Item 5. Unaudited Notes to the Consolidated Financial Statements.

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	June 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	47,171	42,179
Trade accounts receivable, net	17,299	16,166
Inventories, net	18,159	18,063
Prepaid expenses and other current assets	2,890	2,864

Total current assets	85,519	79,272

Net property and equipment	10,272	10,134
Intangible Assets	4,881	5,505
Other assets	2,124	2,115

Total Assets	102,796	97,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	6,736	5,466
Short-term borrowings & current portion long-term debt	662	681
Other current liabilities	11,210	12,168

Total current liabilities	18,608	18,315

Long-term debt, excluding current portion	4,195	4,490
Other long-term liabilities	1,298	1,313

Total liabilities	24,101	24,118

STOCKHOLDERS’ EQUITY
Common stock	3,242	3,237
Additional paid-in-capital	22,452	22,396
Retained earnings	54,065	50,279
Accumulated other comprehensive income (loss)	(1,064)	(3,004)

Total stockholders’ equity	78,695	72,908

Total liabilities and stockholders’ equity	102,796	97,026

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF INCOME (LOSS) according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended June 30		Six months Ended June 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	16,075	27,286	32,268	48,331
Cost of goods sold	6,404	10,482	12,804	19,113

Gross profit	9,671	16,804	19,464	29,218

Operating expenses:
Research & development	2,656	2,218	5,297	4,051
Selling, general & administrative	4,277	5,005	9,100	9,284
Total operating expenses	6,933	7,223	14,397	13,335

Income from operations	2,738	9,581	5,067	15,883

Other income (loss):
Interest income, net	154	26	265	59
Other income	46	41	90	76
Foreign currency exchange gain (loss)	(268)	(54)	(399)	(77)
Net other income (loss)	(68)	13	(44)	58

Net income before taxes	2,670	9,594	5,023	15,941

Income taxes	555	2,899	1,237	4,665

Net income	2,115	6,695	3,786	11,276

Basic earnings per share	0.20	0.64	0.36	1.07
Weighted average number of shares	10,527,607	10,512,557	10,527,459	10,510,184

Diluted earnings per share	0.20	0.63	0.35	1.05
Diluted weighted average number of shares	10,704,309	10,709,213	10,703,819	10,708,388

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

(in thousands of EURO)

	Six months ended June 30,
	2005	2004
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	3,786	11,276
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	990	295
Allowance for doubtful debts	99	56
Deferred tax expense (benefit)	113	2,066
Loss on disposal of property and equipment	19	1
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(238)	(9,672)
Decrease (increase) in inventories	750	(6,852)
Decrease (increase) in prepaid expenses and other current assets	503	(1,670)
Decrease (increase) in other assets	(24)	(434)
(Decrease) increase in trade accounts payable	1,117	4,528
(Decrease) increase in other current liabilities	(1,498)	8,269
(Decrease) increase in other long-term liabilities	(80)	509

Net cash provided by operating activities	5,537	8,372

Cash flows from investing activities
Additions to property and equipment	(438)	(175)
Payment for purchase of acquired intangible assets	—	(6,129)
Acquisition, net of cash received	—	(35)

Net cash used in investing activities	(438)	(6,339)

Cash flows from financing activities
Repayment of borrowings	(315)	(298)
Proceeds from shares issued in connection with the exercise of stock options	61	72

Net cash used in financing activities	(254)	(226)

Increase in cash and cash equivalents	4,845	1,807
Impact of exchange rate movements on cash	147	120
Cash and cash equivalents at beginning of period	42,179	29,530

Cash and cash equivalents at end of period	47,171	31,457

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS) according to US GAAP

(Unaudited)

(In thousands of EURO)

	Common Stock		Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders’ Equity
	Number of shares	Amount
Balance at December 31, 2004	10,527,310	3,237	22,396	50,279	(3,004)		72,908
Shares issued in connection with the exercise of stock options	13,500	5	56	—	—	—	61
Comprehensive income
Net income for the six months ended June 30, 2005				3,786		3,786	3,786
Foreign currency translation Adjustment					1,940	1,940	1,940

Total comprehensive income						5,726

Balance at June 30, 2005	10,540,810	3,242	22,452	54,065	(1,064)		78,695

ICOS Vision Systems Corporation NV

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In thousands of EURO)

(1) Basis of Presentation

The consolidated financial statements of ICOS Vision Systems Corporation NV (the Company) presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission for interim reports on Form 6-K, pursuant to Item 8.A.5 of Form 20-F, and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004, included in the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

The consolidated balance sheet as of June 30, 2005, the consolidated statements of operations, cash flows and changes in equity for the three months and six months ended June 30, 2005 and June 30, 2004, are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods.

The results of operations for the three months and six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2005.

(2) Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

Inventories consisted of the following:

	June 30, 2005	December 31, 2004
Raw materials	7,669	7,933
Work-in-progress	7,421	7,612
Finished goods	5,363	4,499

	20,453	20,044
Reserve for excess and obsolete inventory	(2,294)	(1,981)

Net inventories	18,159	18,063

(3) Significant Customers

The Company had three significant customers who accounted for approximately 17%, 16% and 10%, respectively, of revenues during the six months ended June 30, 2005.

(4) Litigation

In July 2000, ICOS was served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of ICOS’ products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although ICOS believes that its technology and products do not infringe any of these patents, ICOS partially settled the case in 2003 for the majority of the systems it sold in the United States, those containing one light source. ICOS had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that ICOS was not infringing the patents. Scanner appealed this ruling in 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner’s patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of ICOS’ products infringe any patent claims of Scanner or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. The trial in the District Court took place in March 2005 and the parties are awaiting a ruling.

In July 2005, ICOS initiated a suit against Scanner in the United States District Court for the Southern District of New York, seeking declaratory relief declaring that certain new patents issued and assigned to Scanner, and relating to the same or similar technology, are not infringed by any ICOS inspection methods or processes. The suit was filed by ICOS based on the company’s reasonable apprehension that ICOS may be sued by Scanner for infringement of the new Scanner patents. ICOS’ suit against Scanner also seeks to enjoin Scanner from activities which ICOS believes constitute unfair competition. Scanner has moved to dismiss the complaint or, in the alternative, to transfer the case to Minnesota where Scanner is headquartered.

While we continue to believe that we do not infringe any valid or enforceable patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner’s patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at June 30, 2005.

(6) New Accounting Pronouncements

There have been no new accounting pronouncements since the filing date of the Company’s Annual Report on 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, which would have a material effect on the Company’s financial statements for the year ending December 31, 2005.